THE STUDIO ZONE, INC.
20313 93rd Avenue
Langley, B.C. V1M 2M7
Canada

June 2, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     The Studio Zone, Inc.
     File Number: 333-129180
     Form SB-2 filed October 21, 2005 (as amended April 7, 2006)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) The Studio Zone, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-129180) initially filed with the Commission on October 21, 2005, as amended on April 7, 2006, and all exhibits filed thereto (the “Registration Statement”).

In response to the Staff’s comment letter dated May 5, 2006, and in accordance with discussions between the Staff and the Registrant, the Registrant hereby requests that the Registration Statement be withdrawn as the offering described in the Registration Statement had not closed prior to the filing of the Registration Statement, as amended, since updated consents were obtained from the original investors after the date of the original filing on October 21, 2005. The Registrant will also make certain other modifications to its Registration Statement to conform to comments from the Commission.

Upon completion of such modifications, including the closing of the offering period, the Registrant intends to promptly refile the Form SB-2 Registration Statement with the Commission.

This will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Wade D. Huettel, Esq. at (619) 399-3090 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ LYNN WAHL

Lynn Wahl
Chief Executive Officer